Exhibit 99.1

Appendix 4E

Preliminary final report

Period ending 30 June 2005

Results for announcement to the market

Revenues from ordinary activities	up	13.9%	to	$4,095,286

(Loss) from ordinary activities after tax attributable to members	down	8.7%	to	$(4,693,269)

Net (loss) for the period attributable to members	down	8.7%	to	$(4,693,269)

No final dividend has been declared for the current year and no dividend was declared or paid for the previous year

The net tangible assets/(liabilities) per security as at 30 June 2005 was $0.07, [2004: ($0.002)]

The accounts are in the process of being audited.

The consolidated entity experienced a loss for the financial year of $4,693,269.  The year end loss was reduced by approximately $2 million of costs associated with the merger transaction with ChemGenex Therapeutics Inc. which were expensed in the financial statements for the year ended June 30, 2004 due to uncertainty regarding the recoverability of related goodwill. Since that time the directors have commissioned an independent technical evaluation of the research assets and potential cash flows acquired with ChemGenex Therapeutics Inc. which determined a value in excess of the net purchase price ($14,994,624) and acquisition costs ($1,967,937) of the investment. In view of the technical valuation the Directors consider it appropriate to include the acquisition costs as part of the purchase price when determining the value of goodwill in the Company’s financial statements. Expenditure for the year includes one off costs of $911,578 associated with obtaining SEC registration and NASDAQ listing in the United States of America.

Revenues for the 2005 fiscal year were $4,095,286, up 13.9% on the previous year’s revenue. Revenue increased due to increases in research revenue, predominately from the partnership with Vernalis plc for depression research, and in interest revenue. Patent reimbursement revenue decreased by $501,025 for the year. Reimbursement of $196,902 for indirect NASDAQ listing costs has been included as revenue.

During the 2006 financial year the company expects to accelerate clinical trials for the cancer compounds Ceflatonin and Quinamed and to further progress targets from the diabetes, obesity and depression discovery program.

Signed

Dr. Greg Collier
Director

CHEMGENEX PHARMACEUTICALS LIMITED

Statement of Financial Performance

			CONSOLIDATED		PARENT ENTITY
YEAR ENDED 30 JUNE	Notes		2005	2004	2005	2004
			$	$	$	$
REVENUES FROM ORDINARY ACTIVITIES
Research revenue			3,527,312	2,885,349	—	—
Interest revenue			266,987	80,828	266,918	80,828
Exchange rate benefit			—	24,153	—	24,153
Patent reimbursement			104,085	605,110	—	—
Reimbursement of indirect NASDAQ listing expenses			196,902	—	196,902	—
TOTAL REVENUE			4,095,286	3,595,440	463,820	104,981
COSTS AND EXPENSES
Research and development expenditure			(4,621,406)	(4,515,319)	(64,034)	—
Administration costs			(787,531)	(2,124,035)	(380,925)	(2,122,556)
NASDAQ listing expenses			(911,578)	—	(911,578)	—
Employee costs			(2,226,417)	(828,443)	(1,173,617)	(807,454)
Scientific advisory board costs			(125,763)	(143,817)	—	—
Patent costs			(446,527)	(472,864)	—	—
Legal costs			(105,945)	(123,619)	(98,625)	(123,619)
Depreciation	6		(269,937)	(257,596)	(258,221)	(257,095)
Amortisation	7		(848,128)	(30,811)	—	—
Travel expenses			(240,340)	(56,718)	(43,847)	(56,718)
Accounting and audit costs			(129,208)	(181,283)	(129,208)	(181,283)
Exchange rate loss			(43,712)	—	(39,757)	—
Adjustment to carrying cost of goodwill	11	(d)	1,967,937	—	—	—
Borrowing costs expense			—	(12)	—	—
Doubtful debts expense	3		—	—	(2,847,034)	(1,437,425)
TOTAL EXPENSES			(8,788,555)	(8,734,517)	(5,946,846)	(4,986,150)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE			(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES			—	—	—	—
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE			(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)
NET LOSS ATTRIBUTABLE TO MEMBERS OF PARENT ENTITY			(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF CHEMGENEX PHARMACEUTICALS LTD			(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

Basic earnings per share (cents per share)	19		(4.43)	(8.91)
Diluted earnings per share (cents per share)	19		(4.43)	(8.91)

CHEMGENEX PHARMACEUTICALS LIMITED

Statement of Financial Position

			CONSOLIDATED		PARENT ENTITY
AT 30 JUNE	Notes		2005	2004	2005	2004
			$	$	$	$
CURRENT ASSETS
Cash assets	11		8,511,952	941,785	8,310,806	806,408
Receivables	1		381,527	30,440	381,527	13,612
Prepayments	2		163,373	88,622	141,106	65,018
TOTAL CURRENT ASSETS			9,056,852	1,060,847	8,833,439	885,038
NON-CURRENT ASSETS
Other financial assets	4		—	—	15,120,002	15,120,002
Plant and equipment	6		587,022	841,741	569,115	817,487
Intangible assets	7		16,083,622	14,963,813	—	—

TOTAL NON-CURRENT ASSETS			16,670,644	15,805,554	15,689,117	15,937,489
TOTAL ASSETS			25,727,496	16,866,401	24,522,556	16,822,527
CURRENT LIABILITIES
Payables	8		1,340,176	2,121,320	728,019	1,880,472

TOTAL LIABILITIES			1,340,176	2,121,320	728,019	1,880,472
NET ASSETS			24,387,320	14,745,081	23,794,537	14,942,055
EQUITY
Parent entity interest
Contributed equity	9		84,592,891	70,257,383	84,592,891	70,257,383
Reserves	10		11,665,865	11,665,865	11,665,865	11,665,865
Retained profits	10	(d)	(71,871,436)	(67,178,167)	(72,464,219)	(66,981,193)
TOTAL EQUITY			24,387,320	14,745,081	23,794,537	14,942,055

CHEMGENEX PHARMACEUTICALS LIMITED

Statement of Cash Flows

			CONSOLIDATED		PARENT ENTITY
YEAR ENDED 30 JUNE 2005	Notes		2005	2004	2005	2004
			$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Proceeds from research revenue			3,618,233	3,557,486	—	—
Payments to suppliers and employees			(10,562,419)	(5,861,420)	(4,128,221)	(888,602)
Interest received			266,987	80,828	226,918	80,828
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	11	(a)	(6,677,199)	(2,223,106)	(3,901,303)	(807,774)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of subsidiary	11	(d)	—	113,284	—	—
Purchase of plant and equipment	6		(15,218)	(7,560)	(9,849)	(7,560)
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			(15,218)	105,724	(9,849)	(7,560)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of ordinary shares	9		14,262,584	—	14,262,584	—
Payment to controlled entities	11	(a)	—	—	(2,847,034)	(1,437,425)
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			14,262,584	—	11,415,550	(1,437,425)
NET INCREASE/(DECREASE) IN CASH HELD			7,570,167	(2,117,382)	7,504,398	(2,252,759)
Add opening cash brought forward			941,785	3,059,167	806,408	3,059,167
CLOSING CASH CARRIED FORWARD	11	(b)	8,511,952	941,785	8,310,806	806,408

Notes

1. RECEIVABLES (CURRENT)

		CONSOLIDATED		PARENT ENTITY
	Notes	2005	2004	2005	2004
		$	$	$	$
Other debtors		381,527	30,440	381,527	13,612
		381,527	30,440	381,527	13,612

Terms and conditions

Terms and conditions relating to the above financial instruments

(i)    Trade debtors are non-interest bearing and generally on 30 day terms.

(ii)   Other debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

2. OTHER CURRENT ASSETS

Prepayments	163,373	88,622	141,106	65,018
	163,373	88,622	141,106	65,018

3. RECEIVABLES (NON-CURRENT)

Related party receivables
Loans to wholly owned controlled entities	—	—	19,912,790	17,065,756
Provision for diminution	—	—	(19,912,790)	(17,065,756)
	—	—	—	—
Provision for diminution recognised for year	—	—	2,847,034	1,437,425

4. OTHER FINANCIAL ASSETS (NON-CURRENT)

Investments at cost comprise:
Controlled entities – unlisted	—	—	15,120,002	15,120,002
Total investments	—	—	15,120,002	15,120,002

5.            INTERESTS IN SUBSIDIARIES

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity		Investment
		2005	2004	2005	2004
		%	%	$	$
Autogen Research Pty Ltd	Australia	100	100	2	2
ChemGenex Pharmaceuticals Inc.	USA	100	100	15,120,000	15,120,000
				15,120,002	15,120,002

6. PLANT AND EQUIPMENT

		CONSOLIDATED		PARENT ENTITY
	Notes	2005	2004	2005	2004
		$	$	$	$
Office equipment
At cost		78,337	63,119	40,630	30,781
Accumulated depreciation		(36,171)	(18,258)	(16,371)	(10,174)
		42,166	44,861	24,259	20,607
Research equipment
At cost		1,604,036	1,604,036	1,604,036	1,604,036
Accumulated depreciation		(1,059,180)	(807,156)	(1,059,180)	(807,156)
		544,856	796,880	544,856	796,880
Total plant and equipment		587,022	841,741	569,115	817,487

Total plant and equipment
Cost		1,682,373	1,667,155	1,644,666	1,634,817
Accumulated depreciation and amortisation		(1,095,351)	(825,414)	(1,075,551)	(817,330)
Total written down amount		587,022	841,741	569,115	817,487

Reconciliations

Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the current financial year.

	CONSOLIDATED	PARENT ENTITY
	2005	2005
	$	$
Office equipment
Carrying amount at beginning	44,861	20,607
Additions	15,218	9,849
Depreciation expense	(17,913)	(6,197)
	42,166	24,259

Research equipment
Carrying amount at beginning	796,880	796,880
Depreciation expense	(252,024)	(252,024)
	544,856	544,856

7. INTANGIBLES

			CONSOLIDATED		PARENT ENTITY
	Notes		2005	2004	2005	2004
			$	$	$	$
Goodwill	16	(d)	16,962,561	14,994,624	—	—
Accumulated amortisation			(878,939)	(30,811)	—	—
			16,083,622	14,963,813	—	—

8. PAYABLES (CURRENT)

Trade creditors and accruals	754,992	1,993,410	657,590	1,880,472
Employee entitlements	119,351		70,429
Deferred revenue	465,833	127,910		—
	1,340,176	2,121,320	728,019	1,880,472

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)    Trade creditors are non-interest bearing and are normally settled on 30 day terms.

9. CONTRIBUTED EQUITY

(a)           Issued and paid up capital

	2005	2004	2005	2004
	Number of shares	Number of shares	$	$

Ordinary shares fully paid	114,797,616	86,728,294	84,592,891	70,257,383

(b)           Movements in shares on issue

			2005	2004	2005	2004
			Number of shares	Number of shares	$	$
Beginning of the financial year			86,728,294	57,027,740	70,257,383	54,236,089
Issued during the year
- Shares issued for cash	(i	)	27,934,244	—	14,451,937	—
- less cost of shares issued				—	(189,353)	—
- purchase of ChemGenex Therapeutics Inc	(ii	)		28,000,000		15,120,000
Fees paid in lieu of cash	(iii	)	135,078	1,700,554	72,924	901,294

End of the financial year			114,797,616	86,728,294	84,592,891	70,257,383

(i)            On 14 July 2004, the company issued 13,009,244 ordinary shares at an issue price of $0.48 each raising $6,244,437 for working capital and to further develop the Company’s two anti-cancer compounds in Phase II clinical trials in the United States.  This issue was ratified by the Annual General Meeting of shareholders held on 23 November, 2004.

On 24 January 2005, the company issued 14,900,000 ordinary shares at an issue price of $0.55 each raising $8,195,000 to expedite the continued clinical trials for the Company’s two anti-cancer compounds.

On 14 February 2005, the Company issued 25,000 ordinary shares at an issue price of $0.50 each raising $12,500 upon the exercise of 25,000 options previously issued under the Employee Share Option Plan (ESOP).

(ii)           On 21 June 2004, 28,000,000 ordinary shares were issued as consideration for acquiring 100% of ChemGenex Therapeutics Inc.  The value placed on the issue was $0.54 per share, the closing market price on 21 June 2004.  These shares will rank equally for dividends from the date of issue (21 June 2004).  These shares were subject to 12 months escrow until 21 June 2005 and are now listed on ASX.

(iii)          On 21 June 2004, 1,700,554 ordinary shares were issued to GMCG LLC as part consideration of their advisory fees ($901,294) for the ChemGenex Therapeutics Inc transaction.

On 23 November 2004, 84,535 ordinary shares at an issue price of $0.48 each were issued to Topete Pty Ltd as consideration for services provided to assist the equity raising of 14 July 2004.

On 21 February 2005, 50,543 ordinary shares at an issue price of $0.64 each were issued to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement to support the clinical trials for Ceflatonin®.

(c)           Share Options

(i)Listed options

At 30 June 2004 there were 22,158,526 (2003: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.25 per share expiring 12 March 2010.

(ii)Unlisted Options

Employee Share Plan Options (ESOP)

All employees of the company and its controlled entities are eligible to receive options under ESOP.

During the financial year, 360,000 options were issued over ordinary shares to employees as set out in Note 17.

During the financial year, 25,000 options exercisable at $0.50 previously issued to employees were exercised.

During the year no options previously issued to employees lapsed.

At the end of the year there were 1,775,000 (2004:1,440,000) unissued ordinary shares in respect of which Plan options were outstanding.

Options approved at General Meetings of Shareholders

Separate issues of other unlisted options have been approved by resolutions passed by shareholders on November 21, 2003 (600,000 options) and June 21, 2004 (3,000,000 options). .

At the end of the year there were 3,600,000 (2004:3,600,000) unissued ordinary shares in respect of which these options were outstanding.

(d)           Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote per share, either in person or by proxy, at a meeting of the company.

10. RESERVES AND RETAINED PROFITS/(LOSSES)

		CONSOLIDATED		PARENT ENTITY
	Notes	2005	2004	2005	2004
		$	$	$	$
Capital profits		648,540	648,540	648,540	648,540
Asset revaluation		150,447	150,447	150,447	150,447
Option premium		10,866,878	10,866,878	10,866,878	10,866,878
		11,665,865	11,665,865	11,665,865	11,665,865
(a) Capital profits

(i) Nature and purpose of reserve
The capital profits reserve is used to accumulate realised capital profits. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve		—	—	—	—
Balance at end of year		648,540	648,540	648,540	648,540

(b) Asset revaluation

(i) Nature and purpose of reserve
The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances.
(ii) Movements in reserve		—	—	—	—
Balance at end of year		150,447	150,447	150,447	150,447

(c) Option premium reserve

(i) Nature and purpose of reserve
Amounts contributed for the future right to acquire shares at a pre-determined price. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve		—	—	—	—
Balance at end of year		10,866,878	10,866,878	10,866,878	10,866,878

(d) Retained profits/(losses)

Retained losses at beginning of year		(67,178,167)	(62,039,090)	(66,981,193)	(62,100,024)
Net loss for the year		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)
		(71,871,436)	(67,178,167)	(72,464,219)	(66,981,193)

11. STATEMENT OF CASH FLOWS

		CONSOLIDATED		PARENT ENTITY
	Notes	2005	2004	2005	2004
		$	$	$	$
(a) Reconciliation of the net profit (loss) after tax to the net cash flows from operations
Net loss		(4,693,269)	(5,139,077)	(5,483,026)	(4,881,169)

Non-Cash Items
Amortisation of goodwill		848,128	30,811
Depreciation of non-current assets		269,937	257,596	258,221	257,095
Increase in provision for doubtful debts				2,847,034	1,437,425
Share payments for services		72,924	901,294	72,924	901,294
Adjustment to carrying amount of goodwill		(1,967,937)
Changes in assets and liabilities
(Increase)/decrease in trade and other receivables		(351,087)	105,427	(367,915)	(13,612)
Increase/(decrease) in payables		(781,144)	1,661,299	(1,152,453)	1,508,135
(Increase)/decrease in prepayments		(74,751)	(40,456)	(76,088)	(16,942)
Net cash flow from operating activities		(6,677,199)	(2,223,106)	(3,901,303)	(807,774)
(b) Reconciliation of cash
Cash balance comprises:
– cash assets		8,511,952	941,785	8,310,806	806,408
Closing cash balance		8,511,952	941,785	8,310,806	806,408
(c) Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:
Total facilities
– unsecured funding facility		—	5,000,000	—	5,000,000
Facilities used at reporting date
– unsecured funding facility		—	—	—	—
Facilities unused at reporting date
– unsecured funding facility		—	5,000,000	—	5,000,000

(d) Acquisition of Controlled Entity

On 21 June 2004, ChemGenex Pharmaceuticals Ltd acquired 100% of the issued and voting share capital of ChemGenex Therapeutics Inc., an unlisted US company specialising in the development of Quinamed and Ceflatonin cancer related compounds.  The components of the acquisition as reflected in the June 30, 2004 financial statements were:

$
Consideration
– shares issued	15,120,000
15,120,000

Net assets of ChemGenex Therapeutics Inc at 15 June 2004:
– cash	113,284
– trade debtors	37,000
– prepaid expenses and other current assets	14,398
– property, plant and equipment	24,217
188,899
– accounts payable	34,952
– accrued liabilities	28,571
63,523
– fair value of net tangible assets	125,376
– goodwill arising on acquisition	14,994,624
15,120,000
Net cash effect
Cash consideration paid	—
Cash included in net assets acquired	113,284
Cash paid (received) for purchase of controlled entity as reflected in the consolidated statement of cash flows	(113,284)

Other acquisition costs for the merger were expensed at June 30, 2004 and included in the Statement of Financial Performance in the following categories-

Consulting and advisory fees	$1,802,588
Legal costs	$120,319
Administration costs	$99,574
Accounting costs	$45,030
Total	$2,067,511

Directors have since commissioned an independent technical evaluation of the research assets and potential cash flows acquired with ChemGenex Therapeutics Inc. which determined a value in excess of the net purchase price ($14,994,624) and direct acquisition costs ($1,967,937) of the investment.

In view of the technical valuation the Directors now consider it appropriate to include the direct acquisition costs as part of the purchase price when determining the value of goodwill in Company’s financial statements. Accordingly $1,967,937 as “Adjustment to the carrying amount of goodwill” has been credited to the Statement of Financial Performance for the year ended June 30, 2005.

There were no acquisitions or disposals in the 2005 financial year.

12. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	CONSOLIDATED
	2005	2004
	$	$
Net loss	(4,693,269)	(5,139,077)

Adjustments:
Net profit attributable to outside equity interest		—
Earnings used in calculating basic and diluted earnings per share	(4,693,269)	(5,139,077)

	Number of shares 2005	Number of shares 2004
Weighted average number of ordinary shares used in calculating earnings per share:	105,707,630	57,678,611

Conversions, calls, subscription or issues after 30 June 2005

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

13. SUBSEQUENT EVENTS

On July 28, 2005 Peter Bradfield and Patrick Burns were appointed directors of the Company and became members of the Board’s Audit Committee.  The appointments ensure the Company complies with Section 10A of the Securities Exchange Act of 1934 requiring the Audit Committee to comprise of 3 members who meet the independence requirements of Section 10A.

14. CONTINGENT LIABILITIES

The economic entity has nil contingent liabilities as at 30 June 2005 and nil contingent liabilities have arisen during the period to the date of this report

15. SEGMENT INFORMATION

Segment products and locations

The economic entity performs biotechnology research.

Following the acquisition of ChemGenex Therapeutics Inc. in June 2004 the economic entity’s operations have been conducted in Australia and the United States of America.

Based on operating losses for the six months to June 30, 2005 the United States of America represented 41% of the consolidated operations for that period.

	Segment Revenues		Segment Losses		Segment Assets
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
	$	$	$	$	$	$
Australia	3,898,315	3,595,440	(2,799,785)	(5,039,296)	25,486,176	16,703,887
United States of America	69	—	(1,893,484)	(99,972)	241,320	162,514

Total	3,898,384	3,595,440	(4,693,269)	(5,139,268)	25,727,496	16,866,401

Segment accounting policies

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1.

During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

16. IMPACT OF ADOPTING AASB EQUIVALENTS TO IFRS

ChemGenex Pharmaceuticals Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006.  In 2004, the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS.  Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, ChemGenex Pharmaceuticals Limited’s transition date to AIFRS.  This will form the basis of accounting for AIFRS in the future, and is required when ChemGenex Pharmaceuticals Limited prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report.  The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work to be undertaken by ChemGenex Pharmaceuticals Limited, (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

(a)                                  Reconciliation of equity as presented under AGAAP to that under AIFRS

(i)                                     Under AASB 3 Business Combinations goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment.  Currently, the group amortises goodwill over its useful life but not exceeding 20 years.  The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition. The group has assessed impairment of goodwill in accordance with AASB 136 Impairment of Assets at 1 July 2004 (transition date) and 30 June 2005 and notes no recognition of impairment losses are required.

At 1 July 2004 (transition date) this would not alter Net Assets or Total Equity for the Consolidated Entity or the Parent Entity.

At 30 June 2005 this would increase Net Assets and Total Equity for the Consolidated Entity by $848,128 but would not alter Net assets or Total Equity in the Parent Entity.

(ii)                                  Under AASB 2 Share based Payments, the company would recognise the fair value of options granted to employees as remuneration as an expenses on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity.  Share-based payment costs are not recognised under AGAAP.

At 1 July 2004 (transition date) this would decrease Net Assets or Total Equity for the Consolidated Entity and the Parent Entity by $6,858.

At 30 June 2005 this would result in a cumulative decrease in Net Assets and Total Equity for the Consolidated Entity and the Parent Entity of $428,962.

 (iii)                            The actual effects of the transition to AASB Income Taxes have not been qualified, as a result of uncertainty surrounding potential amendments to AASB 112 being issued by the standard-setters and IFRIC, thus impacting the ongoing work being undertaken in relation to this standard. Under AASB Income taxes, the Group would be required to use the balance sheet liability method, rather than the current income statement method, which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.

(iv)                              Management has decided to apply the exemption provided in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005.  The standards will be applied from 1 July 2005.

(v)                                Under AASB 1 Accounting policies, changes in accounting estimates and errors the ‘Adjustment to carrying cost of goodwill’ of $1,967,937 which appears in the Statement of Financial Performance for the year ended 30 June 2005 [see note 11(d)] will be reflected in the transition accounts as at 1 July 2004.

At 1 July 2004 (transition date) this would increase Net Assets or Total Equity for the Consolidated Entity by $1,967,937 but would not alter the Parent Entity financial statements.

At 30 June 2005 there would be no change to result cumulative Net Assets and Total Equity for the Consolidated Entity or the Parent Entity.

(b)                                  Reconciliation of net loss under AGAAP to that under AIFRS

 (i)                                  Under AASB 3 Business Combinations goodwill is not permitted to be amortised but instead is subject to annual impairment testing.  Currently, the group amortises goodwill over its useful life but not exceeding 20 years.  Under the new policy, amortisation would no longer be charged, but goodwill would be written down to the extent it is impaired. The group has assessed impairment of goodwill in accordance with AASB 136 Impairment of Assets, at 1 July 2004 (transition date) and 30 June 2005 and notes no recognition of impairment losses are required.

For the year ended 30 June 2005 this would decrease Net Loss for the Consolidated Entity by $848,128 but would not alter Net Loss in the Parent Entity.

(ii)                                 Under AASB 2 Share based Payments, the company would recognise the fair value of options issued to employees as remuneration as an expenses on a pro-rata basis in the income statement.  Share-based payment costs are not recognised under AGAAP.  This would result in a decrease in profit from AGAAP to AIFRS.

For the year ended 30 June 2005 this would increase Net Loss for the Consolidated Entity and the Parent Entity by $422,104.

(iii)                              The actual effects of the transition to AASB Income Taxes have not been qualified, as a result of uncertainty surrounding potential amendments to AASB 112 being issued by the standard-setters and IFRIC, thus impacting the ongoing work being undertaken in relation to this standard. Under AASB Income taxes, the Group would be required to use the balance sheet liability method, rather than the current income statement method, which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.

(iv)                             Under AASB 108 Accounting Policies, changes in accounting estimates and errors the ‘Adjustment to carrying cost of goodwill’ of $1,967,937 which appears in the Statement of Financial Performance for the year ended 30 June 2005 [see note 11(d)] will be reflected in the transition accounts as at 1 July 2004.

For the year ended 30 June 2005 this would increase Net Loss for the Consolidated Entity by $1,967,937. There would be no change to the Parent Entity.